Exhibit 99.1

PRESS RELEASE

For immediate release

NMG provides Q2 2026 update and highlights a defining quarter shifting from development to execution of its Matawinie Mine

Highlights

•	Finalization of agreements and establishment of a strategic supply and marketing framework with the Government of Canada translating into a long-term take-or-pay agreements covering 30ktpy of flake graphite to be produced at the Matawinie mine. The marketing structure allows NMG to market the Government of Canada’s committed volumes with an upside-sharing mechanism on proceeds above a fixed price, and the ability for Canada to store product.

•	On May 15, 2026, the Company completed for the Phase 2 Matawinie Mine a private placement with strategic investors for aggregate gross proceeds of C$295 million (US$213M). In addition, aggregate gross proceeds of C$132 million (US$97M) from the Company’s subscription receipts issued on April 16, 2026, were released upon satisfaction of the applicable escrow release conditions. These transactions formed part of an aggregate equity financing package of C$427 million (US$310M).

•	The participation of Eni S.p.A., NMG’s new strategic investor, in the private placement was complemented by a letter of intent to advance commercial discussions toward a potential 15ktpy graphite concentrate offtake from the Phase 2 Matawinie Mine or equivalent in active anode material.

•	Following this successful private placement and the previously announced debt financing commitment of US$335 million, NMG confirmed the FID for the Phase 2 Matawinie Mine and officially launched construction.

•	The Company recently completed a Class 3 AACE cost estimate for the development of the 13ktpy Bécancour Battery Material Plant, with an estimated CAPEX of C$374 million (US$267M). In addition, it is pursuing the advancement of engineering and accelerating due diligence processes of its various stakeholders in support of a targeted FID in H2 2026.

•	Twelve-month rolling Total Recordable Injury Frequency Rate (TRIFR) of 0.95 for the Company’s employees and 0 for the contractors active at the Matawinie mine construction site and no major environmental incidents as of June 30, 2026.

•	Looking ahead, NMG remains focused on the next phase of execution across its integrated business model which includes, amongst others, pursuing the civil works at the Matawinie site, continuing to advance the conditions required to support a targeted FID for its 13ktpy Bécancour Battery Material Plant and pursuing ongoing business development.

•	Period-end cash position of C$461 million.

MONTRÉAL, CANADA, August 13, 2026 - Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE : NMG, TSX : NOU) provides a quarterly update on its financial and operational performance and strategic progress for the second quarter ended June 30, 2026. Aligned with its strategy to develop one of the first fully integrated natural graphite production platforms in the G7, this second quarter was marked by the Financial Investment Decision (FID) and construction launch of the Matawinie Mine, while the Company also actively continued to advance key activities supporting a targeted FID in H2 2026 for its 13ktpy Bécancour Battery Material plant.

“The second quarter of 2026 was a key chapter in NMG’s journey,” said Eric Desaulniers, NMG Founder, President and Chief Executive Officer. “With the successful financing and launch of construction activities at the Matawinie Mine, we transitioned from years of planning and development into execution all while remaining focused on advancing the next major development stage for our 13ktpy Bécancour Battery Material Plant. At a time when supply chain security, industrial resilience and strategic autonomy have become key priorities, these milestones reflect the dedication of our team, the confidence of our partners and shareholders, and the continued strategic importance of NMG’s integrated graphite operations in Western markets. The momentum from the second quarter is carrying us into our next stage of growth, with a clear focus on advancing construction at the Matawinie Mine, securing FID for our 13ktpy Bécancour Battery Material Plant, and continuing to position NMG for the opportunities that lie ahead.”

Matawinie Mine (Phase 2)

In May, following the successful private placement and debt financing commitment, NMG confirmed the FID for the Phase 2 Matawinie Mine and officially launched construction in the presence of federal and provincial leaders, including the Prime Minister of Canada, as well as community representatives, Indigenous partners and industry stakeholders.

Since the launch of construction, the Company reports ongoing progress at the Matawinie Mine, with activities remaining within the overall budget. As of June 30, 2026, C$33 million had been incurred in project expenditures and C$167 million had been committed, reflecting ongoing construction, engineering, procurement and project execution activities. Primary focus has been on civil works, with first concrete pours undertaken in July 2026.  Key activities also included excavation for the concentrator and associated infrastructure at the industrial platform, excavation of water control structures, backfill of material into the overburden and organic stockpiles, continued advancement of detailed engineering and procurement of key equipment and construction packages and initiation of deposits on critical long-lead equipments.

In addition, the amendment to Decree 47-2021 for the Matawinie Mine (Phase 2) was officially published on August 5, 2026. It updates the initial government authorization issued in 2021 to reflect the project's evolution since then. This amendment primarily relates to certain operational parameters of the project, including a minor southward extension of the open pit made possible through the acquisition of additional surface rights, and the corresponding increase in the authorized annual graphite production capacity from 100,000 tonnes to 106,000 tonnes.

13ktpy Bécancour Battery Material Plant

The Company recently completed a Class 3 AACE cost estimate for the development of the 13ktpy Bécancour Battery Material Plant, with an estimated CAPEX of C$374 million (US$267M). In addition, it is pursuing the advancement of engineering and accelerating due diligence processes of its various stakeholders in support of a targeted FID in H2 2026.

Panasonic Energy has reiterated its intent to support the development of NMG’s Phase 2 facility, which may entail an equity investment by Panasonic at the FID of the Phase 2 13ktpy Bécancour Battery Material Plant, in line with Panasonic’s initial investment in 2024.

To support customer demand, NMG also continues various workstreams to develop Additional Battery Material Plants of active anode material and/or advanced graphite materials production that could be developed on its existing 200,000-m² adjacent greenfield or other strategically positioned sites either in North America or in Europe.

Near-term priorities

Looking ahead, NMG remains focused on the next phase of execution across its integrated business model.

Key priorities include:

•	pursuing civil works at the Matawinie site, pouring of concrete foundations for major equipment and building foundations in advance of the installation of structural steel in early 2027;

•	continuing to advance the conditions required to support a targeted FID for its 13ktpy Bécancour Battery Material Plant in H2 2026, including the optimization of the capital structure;

•	pursuing ongoing business development, including securing additional offtake agreements and diversifying NMG’s mix of products.

Alongside these priorities, the Company will continue to actively engage with customers, shareholders, investors, government partners, Indigenous communities and other stakeholders to support, amongst others, commercialization efforts and long-term growth.

Planned engagement activities include participation in key industry and investor forums, such as for example the H.C. Wainwright 28th Annual Global Investment Conference (September 14-16) and the Maxim Growth Summit 2026 (October 13-14), as NMG continues to maintain strategic relationships across the critical minerals value chain.

Current Business Opportunities

The Company has observed growing interest from potential customers seeking to diversify and secure their critical minerals supply chains as they try to navigate the current geopolitical situation, characterized by growing trade frictions between Europe, China and the United States and near-term uncertainty in certain regions of the Middle East and Africa.

NMG’s integrated business model, underpinned by low-cost hydropower, the proximity between the mine and the planned transformation asset, and Canada’s and Québec’s established industrial ecosystems, remains a key differentiator.

In the near future, the Corporation intends to expand commercial discussions with respect to the 30,000 tonnes of flake graphite expected to be produced at the Matawinie mine and which is currently earmarked for the spot market. Amongst others, it intends to advance commercial discussions with Eni S.p.A towards a potential 15ktpy graphite concentrate offtake or equivalent in active anode material.

At the same time, it is also exploring various business opportunities, mainly with customers that are part of the lithium-ion battery supply chain, may it be for electric vehicles or the fast-growing Battery Energy Storage Systems (BESS) market.

Notwithstanding the outcome of these specific commercial discussions, the Corporation has also approached other large G7 integrated conglomerates that have investments or investment plans in battery plants making them potential customers for the Corporation’s natural graphite anode material.

To consult NMG's Management Discussion and Analysis for the six-month period ended June 30, 2026, visit: https://nmg.com/wp-content/uploads/2026/08/MDA-Q2-2026-ENG-VF.pdf

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com.

Contact Media Juliana Salaun Director, communications and public relations jsalaun@nmg.com	Investors Marc Jasmin Director, Investor relations +1-450-757-8905 #993 mjasmin@nmg.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project and the ramp-up period or commercial production,  the 13ktpy Bécancour Battery Material Plant, the intended strategy and development of the 13ktpy Bécancour Battery Material Plant, the intended strategy and development of Additional Battery Material Plants, the possibility that the powerline may not be operational in due time for the Matawinie Mine Project commissioning phase, the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, the ability to obtain sufficient financing for the development of the 13ktpy Bécancour Battery Material Plant Project on favorable terms for the Company, including the completion of the financing and the FID for the 13ktpy Bécancour Battery Material Plant Project, the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtake agreements entered into with the Company, the Company’s development activities and production plans,   the Company’s ability to provide advanced materials while promoting sustainability and supply chain traceability, including the Company’s green and sustainable lithium-ion active anode material initiatives, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, market trends, the consumers demand for components in lithium-ion batteries for electric vehicles, energy storage solutions, and consumer technology applications, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2026 Class 3 AACE Project Cost Estimates for the 13ktpy Bécancour Battery Material Plant, and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables; competition and market risks; pricing pressures; other risks of the mining industry,  and additional engineering and other analysis as required to fully assess their impact; the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; business continuity and crisis management; political instability and international conflicts and additionally, such other factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual information form, which is available under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR  (www.sec.gov).

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this press release, whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. Additional information regarding the Company is available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov) and on the Company’s website (www.NMG.com).